ATTACHMENTS FOR N-SAR SUB-ITEM 77D
12-31-03 FYE FUNDS





J.P. Morgan Fleming Mutual Fund Group

At a Meeting held on October 29, 2003,
the Board of Trustees approved resolutions that would allow the JPMorgan U.S. Equity
Funds to invest up to 10% of their assets in exchange-traded funds managed by an affiliate of Barclays Bank PLC ("iShares") for cash management purposes. In April 2003, the Securities and Exchange Commission granted an order permitting mutual funds to invest in iShares in excess of the limitations set forth in
Section 12(d)(1) of the Investment Company
Act of 1940.